Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sigma-Aldrich Corporation:

We consent to the use of our report dated February 9, 2010, with respect to the consolidated balance sheets of Sigma-Aldrich Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus contained in the registration statement of Form S-3.

Our report refers to the adoption of an interpretation of Statement of Financial Accounting Standard No. 109 (ASC 740), effective January 1, 2007.

/s/ KPMG LLP

St. Louis, Missouri

October 22, 2010